NO ACT

PE
3-10-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038719

March 11, 2009

Received SEC
MAR 1 1 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-09

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Re: McDonald's Corporation

Dear Ms. Horne:

This is in regard to your letter dated March 10, 2009 concerning the shareholder proposals submitted by Bard College, Newground Social Investment, and the AFL-CIO Reserve Fund for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals, and that McDonald's therefore withdraws its January 27, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Taun Toay
Executive Assistant
to the Executive Vice President
Bard College
P.O. Box 5000
Annandale-on-Hudson, NY 12504-5000

Bruce Herbert
Chief Executive
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

cc: Daniel F. Pedrotty
Director
AFL-CIO Office of Investment
815 Sixteenth Street, N.W.
Washington, DC 20006

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise.horne@us.mcd.com

March 10, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by Bard College, Newground Social Investments and the AFL-CIO Reserve Fund

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated January 27, 2009, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from McDonald's Corporation's proxy materials for its 2009 annual meeting of stockholders.

On March 9, 2009, the proponents submitted a notice to McDonald's confirming their collective withdrawal of the shareholder proposal. Attached as Exhibit 1 is a copy of correspondence from the proponents confirming that the proposal has been withdrawn. Accordingly, McDonald's also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to each Proponent.

If you have any questions or require additional information, please do not hesitate to contact me at (630) 623-3154.

Sincerely,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Secretary

\\\DC - 083884/000001 - 2871307 v1

cc: Dimitri Papadimitriou
Taun Toay
Bard College

Bruce T. Herbert
Newground Social Investment

Daniel F. Pedrotty
Vineeta Anand
AFL-CIO

Sanford J. Lewis
Strategic Counsel on Corporate Accountability

Alan L. Dye
Hogan & Hartson LLP

Enclosures

Exhibit 1

March 9, 2009

Noemi Flores
Senior Counsel
McDonald's Corporation
2915 Jorie Blvd
Oak Brook, IL 60523

Dear Ms. Flores:

Thank you for providing us with an outline of the actions McDonald's has committed to take in an effort to address the concerns raised in the shareholder resolution we submitted for inclusion in McDonald's proxy. It is our understanding that McDonald's will:

(1) Develop a survey form that is appropriate for McDonald's U.S. potato suppliers, with consideration of forms provided by shareholders that are in-use elsewhere such as at Sysco, the State of California, and other places. Circulate the draft form to the shareholders for comment prior to distribution.
(2) Implement the survey of U.S. potato suppliers in 2009.
(3) Collect, and share with shareholders, examples of best practices for pesticide use reduction on potato crops within the current U.S. potato supply chain– including alternative pest control methods and reduction practices. Shareholders may provide other examples of best practices that are in use elsewhere.
(4) Work to encourage the adoption of best practices related to pesticide use throughout McDonald's global supply chain. This will be communicated through the Global Potato Board to our suppliers around the world who work with growers.
(5) Communicate with the shareholders periodically through emails, calls, etc. to review updates and interim documents as appropriate, receive feedback, etc.
(6) Highlight sustainable pesticide use in a future CSR Report and post key findings of pesticide survey of U.S. potato suppliers to corporate social responsibility website.

In response to these commitments, we are withdrawing the shareholder resolution asking for a report regarding pesticide use reduction. We appreciate McDonald's willingness to engage in an ongoing dialogue with the shareholders about their concerns. We greatly appreciate the time and effort that you and the company have put into the development of this agreement.

Sincerely yours,

Taun Toay
Executive Assistant
to the Executive Vice President
Bard College

Daniel F. Pedrotty
Director
AFL-CIO Office of Investment

Bruce Herbert, AIF
Chief Executive
Newground Social Investment

Cc: Denise A. Horne, Corporate VP, Associate General Counsel and Assistant Secretary

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise.horne@us.mcd.com

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(7)
Rule 14a-8(i)(11)

January 27, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: McDonald's Corporation – Shareholder Proposal Submitted by Bard College, Newground Social Investments and the AFL-CIO Reserve Fund

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders three nearly identical shareholder proposals (the "Proposal") submitted by the following proponents: Bard College ("Bard"), Newground Social Investments ("Newground") and the AFL-CIO Reserve Fund (the "AFL-CIO" and together with Bard and Newground, the "Proponents"). The resolution contained in the Proposal submitted by each of Bard, Newground and the AFL-CIO is identical and the supporting statements in each differ only in minor respects. The Proponents have not identified themselves as co-filers with one another. We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2009 proxy materials in reliance on the provisions of Rule 14a-8 described herein.

A copy of the Proposal as submitted by Bard, together with the supporting statement and related correspondence received from Bard, is attached as Exhibit 1. A copy of the Proposal as submitted by Newground, together with the supporting statement and related correspondence received from Newground, is attached as Exhibit 2. A copy of the Proposal as submitted by the AFL-CIO, together with the supporting statement and related correspondence received from the AFL-CIO, is attached as Exhibit 3.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being faxed and mailed to each Proponent.

The Company currently intends to file definitive copies of its 2009 proxy materials with the Commission on or about April 17, 2009.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: We request that within one year the Board publish a report to shareholders on policy options for McDonalds to reduce pesticide use in its supply chain, at reasonable expense and omitting proprietary information."

BACKGROUND

The Company franchises and operates McDonald's restaurants in more than 100 countries around the world. The Company does not grow or produce the ingredients or packaging for the products sold in McDonald's restaurants. Rather, it relies on an extensive worldwide supply network to provide products and packaging for use in McDonald's restaurants. McDonald's restaurants offer hundreds of different products, and product offerings differ from country to country. The Company sources these products and product ingredients, including packaging, from hundreds of suppliers worldwide. These suppliers include both direct suppliers, who provide final products directly to McDonald's restaurants, and indirect suppliers that make or deliver final products for McDonald's restaurants. The Company's direct suppliers include distribution centers, which coordinate purchasing and distribution to McDonald's restaurants, and processing facilities, which produce finished products for distribution to McDonald's restaurants. The Company's indirect suppliers include grain mills, cattle ranches, and farms, which provide meats, grains and produce for use in the products offered by McDonald's restaurants.

The Company is extremely focused on the safety of the products and packaging made available in McDonald's restaurants. We expect our food suppliers to have food safety management systems in place, including Good Manufacturing Practices (GMP), a verified Hazard Analysis Critical Control Point (HACCP) plan and crisis management, food security and other applicable programs. In 2007, we updated our Supplier Quality Management System to align food safety and quality expectations globally. The Company also has established a Quality Systems Board that is responsible for providing direction and recommendations on food safety, quality and nutrition for products sold in McDonald's restaurants.

Supply chain sustainability is also a priority for the Company. To this end, the Company has a Sustainable Supply Steering Committee, including representatives from supply chain departments in each of the Company's major geographic areas. This committee is responsible for guiding the Company's vision for sustainable supply by identifying global priorities and ensuring progress in ways that complement local priorities and efforts. This responsibility includes attempting to influence sourcing of materials and ensuring that the design, manufacture, distribution and use of our products minimize lifecycle impacts on the environment.

Finally, the Company also has established a Social Accountability program and environmental scorecard for its suppliers. A supplier's adherence to the requirements of these programs and others related to sustainable supply are included in the Company's Supplier Performance Index - the primary evaluation tool used to evaluate suppliers' overall performance in serving the Company's needs. The Company's suppliers, in turn, are expected to extend the Company's vision of sustainable supply to their own suppliers (the Company's indirect suppliers).

BASES FOR EXCLUSION

1. **Rule 14a-8(i)(7) – The Proposal Concerns Ordinary Business Operations.**

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with matters relating to the company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems . . . ." *Release No 34-40018* (May 21, 1998) (the "1998 Release").

The 1998 Release established two central considerations underlying the ordinary business exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission has said that a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See *Release No 34-20091* (August 16, 1983). Consistent with the Commission's statement, the staff has permitted companies to exclude shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *ACE Limited* (March 19, 2007) (allowing exclusion of shareholder proposal requesting a report relating to the company's strategy and actions related to climate change); *Bear Stearns Companies, Inc.* (February 14, 2007) (allowing exclusion of shareholder proposal requesting a Sarbanes-Oxley right-to-know report); and *Pfizer, Inc.* (January 13, 2006) (allowing exclusion of shareholder proposal requesting a report on the risks of liability arising from the distribution of certain of the company's products).

The Proposal Seeks to Micro-Manage the Company's Operation by Seeking to Manage the Company's Decisions Concerning Selection of Raw Materials and Supply Chain.

The staff has previously concluded that a shareholder proposal relates to ordinary business operations where the proposal seeks to micro-manage the company's operations by attempting to manage the company's selection of raw materials and supply chain. See *Best Buy Co., Inc.* (March 21, 2008) (allowing exclusion of a proposal seeking a report on the company's sustainable paper purchasing policies); and *Borden, Inc.* (January 16, 1990) (allowing exclusion of a proposal concerning irradiated food used in the preparation of the company's products).

The Proposal in this case seeks a report concerning options for reducing the use of pesticides in the Company's supply chain. As noted above, the Company's supply chain is highly complex and involves both direct and indirect suppliers worldwide. The Company is extremely focused on ensuring that this highly complex supply chain contributes positively to the safety, quality, and availability of its final products.

For these reasons, the Company's decisions concerning its supply chain are among the most fundamental tasks associated with the Company's day-to-day operations. As was the case in *Best Buy* and *Borden*, these types of day-to-day management decisions are exactly the types of actions that Rule 14a-8(i)(7) was intended to avoid putting before shareholders for approval. Accordingly, the Proposal overreaches in its scope by seeking shareholder involvement on a matter that is a fundamental aspect of management's control of the Company's operations.

The Proposal Does Not Focus on a Significant Social Policy.

We are aware that the fact that "a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials." See *Staff Legal Bulletin No. 14C* (June 28, 2005) ("SLB 14C"). An ordinary business matter may transcend a company's day-to-day operations where the proposal focuses on "sufficiently significant social policy issues." The staff said in SLB 14C that a proposal that focuses on an environmental or public health issue may be deemed to raise a significant policy issue.

The Proposal does not "focus on" an environmental or public health issue, but instead seeks a report on policy options relating to certain substances used in the Company's supply chain and means of controlling costs associated with the supply chain. The staff noted in SLB 14C that, in determining whether a proposal involves a matter of significant social policy, the staff considers "both the proposal and the supporting statement as a whole." In this case, the Proposal's supporting statement references numerous examples of other companies whose efforts to reduce pesticide use have resulted in cost savings to those companies. For example, the Proposal's supporting statement identifies Campbell Soup Company as a company whose efforts have "produced cost savings." In addition, the Proposal's supporting statement points out that General Mills has "reduced insect control costs by 37%" and has used a "bio-fumigant" in Idaho to control insects and plant disease "at a reduced cost." The supporting statement also recommends that the report identify "key performance indicators." We must conclude that the Proposal is a request for an economic evaluation of the Company's options with respect to reduction of pesticide use in the Company's supply chain.

While the Proposal is couched in terms of environmental and health issues, it clearly targets economic aspects of the Company's supply chain. The economic features of the Company's supply chain are not matters of significant social policy. The Proponents should not be permitted to seek shareholder oversight of economic matters associated with the Company's supply chain while hiding behind a facade of environmental and public health concerns.

Moreover, while the Proposal requests that the report be prepared at "reasonable expense," the amount of time and resources that would be required of the Company and its suppliers to gather and analyze the data required to produce the report would be significant. Accordingly, it is unrealistic to suggest that a report of the type requested by the Proposal could be produced at "reasonable expense."

For these reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

2. **Rules 14a-8(b) and 14a-8(f)(1) – The Bard Proposal May Be Excluded Because Bard Failed To Establish Eligibility to Submit a Proposal.**

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") clarifies that where a shareholder is the registered holder of a company's securities, the shareholder is responsible for establishing eligibility to submit a proposal. In addition, the staff stated that a shareholder's periodic investment statements are insufficient to demonstrate continuous ownership of securities for the required period of time, because investment statements provide a snapshot of ownership at a given point, and do not demonstrate the overall period of ownership. Accordingly, the staff requires that a shareholder "submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously*..." (emphasis in original).

The Company received the Proposal from Bard on December 8, 2008. As shown in Exhibit 1, Bard submitted its Proposal twice, each time using a different transmittal letter. The first transmittal letter did not reference Bard's ownership of any of the Company's securities. The second transmittal letter, submitted later the same day, stated that Bard had enclosed "supporting documentation that we have held more than $2,000 worth of McDonald's Corporation common stock for more than one year prior to this date." The purported supporting documentation consisted of two partially redacted brokerage account statements indicating that (i) during the period November 1, 2007 to November 30, 2007, Bard was the beneficial owner of 6,500 shares of the Company's common stock and (ii) during the period November 1, 2008 to November 30, 2008, Bard was the beneficial owner of 2,900 shares of the Company's common stock.

Following receipt of Bard's submissions, the Company advised Bard by letter dated December 9, 2008 that its submission was deficient for failure to provide proof of continuous ownership of the Company's stock for the time period required by Rule 14a-8(b). On that same date, Bard phoned the Company concerning the materials necessary to provide proof of beneficial ownership. In that phone conversation, a representative of the Company's legal department clearly outlined for Bard the ways in which proof of beneficial ownership may be substantiated as set forth in the Company's earlier letter. The Company has not received any further information or correspondence from Bard. Accordingly, Bard has not submitted proper documentary proof of its eligibility to submit the Proposal under Rule 14a-8(b).

The staff has routinely agreed, and said in SLB 14, that a shareholder may not establish that it has continuously owned company securities by providing an investment account statement showing beneficial ownership of company securities as of one or more specific dates. See, e.g., *Exxon Mobil Corp* (January 29, 2008) (printout of investment account statement did not prove continuous ownership) and *General Motors Corporation* (April 5, 2007) (account statements from the company's stock purchase plan administrator did not constitute proof of continuous ownership). Bard failed to provide any documentary proof that Bard continuously held any of the Company's securities between the dates of the two brokerage account statements. The brokerage account statements submitted by Bard indicate only that, between November 1, 2007 and November 30, 2007, and between November 1, 2008 and November 30, 2008, Bard held the requisite amount of the Company's stock. It is unclear what transpired between those two time periods. Bard could, for example, have sold on December 1, 2007 the 6,500 shares of the Company's stock reflected in its November 2007 account statement, and then purchased 2,900 shares just before November 1, 2008.

Because Bard failed to provide satisfactory proof of continuous ownership of the Company's stock for the time period specified in Rule 14a-8(b), the Proposal submitted by Bard may be excluded under Rule 14a-8(f).

3. **Rule 14a-8(i)(11) – The AFL-CIO Proposal May Be Excluded Because It Substantially Duplicates the Newground Proposal**

As discussed above, the Company believes that the Proposal may be excluded from its 2009 proxy materials under Rule 14a-8(i)(7). If the staff disagrees, the Company intends to include in its proxy materials only the Proposal submitted by Newground (or, if the staff concludes that the submission by Bard is not excludable under Rule 14a-8(f), only the Proposal submitted by Bard), in reliance on Rule 14a-8(i)(11).

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy statement for the same meeting." The purpose of this exclusion is to avoid having shareholders be presented with multiple proposals that are substantially identical. See *Release No. 34-12598* (July 7, 1976).

As noted above, each Proponent submitted substantially the same Proposal. Accordingly, there is no question that each Proponent's submission is "substantially duplicative" of the other two.

None of the Proponents mentioned an intention to be treated as a co-filer with either of the other two Proponents.

When a company receives substantially identical proposals, Rule 14a-8(i)(11) allows exclusion of the subsequently submitted proposal(s), so long as the company includes in its proxy materials the first proposal received. See *Pacific Gas and Electric Co.* (January 6, 1994). In this case, the Company received Bard's submission first, on December 8, 2008. The Company received the Proposal from Newground on December 10, 2008, and received the Proposal from the AFL-CIO later on the same day.

The Company believes that the Proposal as submitted by Bard may be excluded under Rules 14a-8(f) and 14a-8(b) based on Bard's failure to demonstrate its eligibility to submit the Proposal. If the staff agrees, then the Company intends to include in its proxy materials only one of the two remaining submissions, and to omit the other in reliance on Rule 14a-8(i)(11). As noted, the Company received the Proposal on December 10, 2008 first from Newground. The Proposal submission from the AFL-CIO, received later that day, was the last submission of the Proposal received by the Company. Accordingly, the Company intends to include only the Proposal as submitted by Newground in its 2009 proxy materials, and to exclude the Proposal as submitted by the AFL-CIO.

Alternatively, if the staff disagrees with our conclusion that Bard's submission may be excluded under Rules 14a-8(f) and 14a-8(b), the Company intends to include the Proposal as submitted by Bard in its 2009 proxy materials, because the Company received that Proposal before receiving either of the other two. In that case, the Proposal as submitted by Newground and the AFL-CIO would be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Proposal as submitted by Bard.

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials under Rule 14a-8(i)(7). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

It also is our view that Bard's submission may be excluded under Rules 14a-8(f) and 14a-8(b). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes Bard's Proposal.

If the staff disagrees with our view that the Proposal may be excluded under Rule 14a-8(i)(7), but agrees that Bard's Proposal may be excluded under Rules 14a-8(f) and (b), it is our view that the Proposal submitted by the AFL-CIO may be excluded under Rule 14a-8(i)(11). If, on the other hand, the staff disagrees with our view that the Proposal may be excluded under Rule 14a-8(i)(7) and also disagrees that Bard's Proposal may be excluded under Rules 14a-8(f) and 14a-8(b), it is our view that both Newground's and the AFL-CIO's Proposal may be excluded under Rule

14a-8(i)(11). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission, if the Company so excludes Newground's Proposal and/or the AFL-CIO's Proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-3512 and to Bard at (845) 758-7441, Newground at (206) 522-3066 and the AFL-CIO at (202) 508-6992.

Sincerely,

Denise A. Horne

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: Dimitri Papadimitriou
Bard College
Bruce T. Herbert
Newground Social Investment
Vineeta Anand
AFL-CIO
Alan L. Dye
Hogan & Hartson LLP

Enclosures

Exhibit 1

Copy of the Bard Proposal and Correspondence

BARD COLLEGE

FACSIMILE TRANSMITTAL SHEET

TO: Company Secretary	FROM: Dimitri Papadimitriou
COMPANY: McDonalds Corporation	DATE: 12/8/2008
FAX NUMBER: 630.623.0497	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER: 630.623.7428	RE: Shareholder's Resolution

☐ URGENT ☒ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

To Whom It May Concern:

As a follow up to our October 28th request for a written response concerning McDonalds' pesticide use and policies associated with such practices, please find the attached shareholder's resolution concerning pesticide use. We appreciate your compliance in this matter.

Sincerely,

Dimitri Papadimitriou
Executive Vice President, Bard College

RECEIVED
DEC 0 8 2008
LEGAL DEPT.

PO BOX 5000
ANNANDALE-ON-HUDSON, NY 12504-5000

Bard College

Office of the Executive Vice President

Dimitri B. Papadimitriou
Executive Vice President, Bard College
Annandale-on-Hudson, NY 12504

08 December 2008

McDonald's Investor Relations Service Center
McDonald's Plaza
Oak Brook, IL 60523

To Whom It May Concern:

As a follow up to our October 28th request for a written response concerning McDonalds' pesticide use and policies associated with such practices, please find the attached shareholder's resolution concerning pesticide use. We appreciate your compliance in this matter.

Sincerely,

Dimitri Papadimitriou
Executive Vice President, Bard College

PO Box 5000. Annandale-on-Hudson. NY 12504-5000 Phone 845-758-7426 Fax 845-758-7441 E-mail dbp@bard.edu

Reducing Use of Pesticides in McDonalds' Supply Chain
08 December 2008 – McDonalds Corporation

WHEREAS:

McDonalds' has stated an aspiration that product ingredients "be produced in ways that contribute positively to the development of sustainable agricultural and food manufacturing practices," yet our company has not systematically addressed the use of pesticides in its food sources;

McDonalds has a robust corporate social responsibility commitment with considerable accomplishments across a wide array of other environmental concerns such as packaging waste and energy use and has established a corporate code of conduct for its suppliers addressing child labor, compensation, and other significant social concerns;

Pesticides impose a heavy burden on farmworkers, adjacent communities, and the environment. Reducing pesticide use can reduce these burdens and production costs. Reduced pesticide use can also yield reputational benefits, since McDonalds markets heavily to children and their parents, and children are especially vulnerable to pesticides.

Sysco Corporation, which supplies Wendy's, Applebee's, and other restaurant providers, has established an Integrated Pest Management (IPM) Program that in its first three years reduced pesticide use by nearly 900,000 pounds. Sysco's program requires its suppliers to prepare IPM programs and employs third party auditors.

Campbell Soup Company has established promoting sustainable agriculture as a corporate priority and for more than twenty years has been implementing IPM practices for tomatoes grown in the United States and Mexico. Campbell's program, which has expanded to other crops, has produced cost savings and has reduced pesticide use on targeted farms by approximately 50%.

General Mills, since 1980, has reduced the pounds of insecticide applied to corn products by 70%, reduced insecticide applications by 40%, and reduced insect control costs by 37%. General Mills has also reduced the use of the most toxic pesticides in favor of less toxic pesticides, and has established future pesticide reduction goals.

In Idaho, a multi-stakeholder collaborative demonstration project has shown that mustard greens can be used successfully as a "bio-fumigant" instead of chemical pesticides to control insects and plant diseases affecting potato crops, at reduced cost.

In its longstanding commitment to pesticide use reduction, Gerber Products Company, the dominant baby foods producer in the United States, has supported successful apple IPM efforts that have prompted its growers to eliminate use of hazardous organophosphate insecticides in favor of lower risk pesticides and biological controls.

RESOLVED:

We request that within one year the Board publish a report to shareholders on policy options for McDonalds to reduce pesticide use in its supply chain, at reasonable expense and omitting proprietary information.

Supporting statement: The proponents recommend that the report identify: those fruit and vegetable supply chains where pesticide use reduction and farmworker and community benefits are most promising; key performance indicators; incentives, technical assistance mechanisms, and other methods; and timetables and future goals. The report should also identify methods and best practices for monitoring farmworker and community health, treating and reducing farmworker exposure, and reporting publicly on these activities.

Sponsors:
Lead: Bard College, Dr. Dimitri Papadimitriou

BARD COLLEGE

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Company Secretary	Dimitri Papadimitriou
COMPANY: McDonalds Corporation	DATE: 12/8/2008
FAX NUMBER: 630.623.0497	TOTAL NO. OF PAGES INCLUDING COVER: 6
PHONE NUMBER: 630.623.7428	RE: Shareholder's Resolution

☐ URGENT ☒ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

To Whom It May Concern:

As a follow up to our October 28th request for a written response concerning McDonalds' pesticide use and policies associated with such practices, we are notifying you of our intention to file the enclosed shareholder resolution concerning pesticide use. Bard College submits this resolution for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Following the resolution, you will find supporting documentation that we have held more than $2,000 worth of McDonalds Corporation common stock for more than one year prior to this date. We will provide additional supporting documentation upon request. We appreciate your compliance in this matter.

Sincerely,

Dimitri Papadimitriou
Executive Vice President, Bard College

RECEIVED
DEC 0 8 2008
LEGAL DEPT.

PO BOX 5000
ANNANDALE-ON-HUDSON, NY 12504-5000

Bard College

Office of the Executive Vice President

Dimitri B. Papadimitriou
Executive Vice President, Bard College
PO Box 5000
Annandale-on-Hudson, NY 12504

08 December 2008

ATTN: Company Secretary
McDonald's Investor Relations Service Center
McDonald's Plaza
Oak Brook, IL 60523

Via fax (630) 623-0497 and mail.

To Whom It May Concern:

As a follow up to our October 28th request for a written response concerning McDonalds' pesticide use and policies associated with such practices, we are notifying you of our intention to file the enclosed shareholder resolution concerning pesticide use. Bard College submits this resolution for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Following the resolution, you will find supporting documentation that we have held more than $2,000 worth of McDonalds Corporation common stock for more than one year prior to this date. We will provide additional supporting documentation upon request. We appreciate your compliance in this matter.

Sincerely,

Dimitri Papadimitriou
Executive Vice President, Bard College

Reducing Use of Pesticides in McDonalds' Supply Chain
08 December 2008 – McDonalds Corporation

WHEREAS:

McDonalds' has stated an aspiration that product ingredients "be produced in ways that contribute positively to the development of sustainable agricultural and food manufacturing practices," yet our company has not systematically addressed the use of pesticides in its food sources;

McDonalds has a robust corporate social responsibility commitment with considerable accomplishments across a wide array of other environmental concerns such as packaging waste and energy use and has established a corporate code of conduct for its suppliers addressing child labor, compensation, and other significant social concerns;

Pesticides impose a heavy burden on farmworkers, adjacent communities, and the environment. Reducing pesticide use can reduce these burdens and production costs. Reduced pesticide use can also yield reputational benefits, since McDonalds markets heavily to children and their parents, and children are especially vulnerable to pesticides.

Sysco Corporation, which supplies Wendy's, Applebee's, and other restaurant providers, has established an Integrated Pest Management (IPM) Program that in its first three years reduced pesticide use by nearly 900,000 pounds. Sysco's program requires its suppliers to prepare IPM programs and employs third party auditors.

Campbell Soup Company has established promoting sustainable agriculture as a corporate priority and for more than twenty years has been implementing IPM practices for tomatoes grown in the United States and Mexico. Campbell's program, which has expanded to other crops, has produced cost savings and has reduced pesticide use on targeted farms by approximately 50%.

General Mills, since 1980, has reduced the pounds of insecticide applied to corn products by 70%, reduced insecticide applications by 40%, and reduced insect control costs by 37%. General Mills has also reduced the use of the most toxic pesticides in favor of less toxic pesticides, and has established future pesticide reduction goals.

In Idaho, a multi-stakeholder collaborative demonstration project has shown that mustard greens can be used successfully as a "bio-fumigant" instead of chemical pesticides to control insects and plant diseases affecting potato crops, at reduced cost.

In its longstanding commitment to pesticide use reduction, Gerber Products Company, the dominant baby foods producer in the United States, has supported successful apple IPM efforts that have prompted its growers to eliminate use of hazardous organophosphate insecticides in favor of lower risk pesticides and biological controls.

RESOLVED:

We request that within one year the Board publish a report to shareholders on policy options for McDonalds to reduce pesticide use in its supply chain, at reasonable expense and omitting proprietary information.

Supporting statement: The proponents recommend that the report identify: those fruit and vegetable supply chains where pesticide use reduction and farmworker and community benefits are most promising; key performance indicators; incentives, technical assistance mechanisms, and other methods; and timetables and future goals. The report should also identify methods and best practices for monitoring farmworker and community health, treating and reducing farmworker exposure, and reporting publicly on these activities.

Sponsors:
Lead: Bard College, Dr. Dimitri Papadimitriou

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

December 9, 2008

By Facsimile & Express Mail

Dr. Dimitri B. Papadimitriou
Executive Vice President
Bard College
P.O. Box 5000
Annandale-on-Hudson, NY 12504-5000

Re: Shareholder Proposal Regarding Reducing Use of Pesticides in McDonald's Supply Chain

Dear Dr. Papadimitriou:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), Bard College ("Bard") needs to provide proof that at the time it submitted the proposal referenced above, Bard continuously held at least $2,000 in market value of McDonald's Corporation ("McDonald's") stock for at least one year. The copies of investment statements that were forwarded with Bard's proposal do not provide such proof. In order to substantiate Bard's ownership in McDonald's, Bard must submit proof of ownership that satisfies the requirements set forth in Rule 14a-8(b).

In addition, Bard needs to provide the statement that is required by Rule 14a-8(b) regarding its intentions for continuing to hold McDonald's stock.

As set forth in Rule 14a-8(f), proof of the items required by Rule 14a-8(b) must be transmitted within 14 calendar days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Exhibit 2

Copy of the Newground Proposal and Correspondence

Newground
Social Investment

2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109

www.newground.net
(206) 522-3066 fax
(206) 522-1944

IMPORTANT FAX FOR:

Gloria Santona
McDonald's Corporation
Fax: 630-623-0497

From:

Bruce T. Herbert
Tel: 206-522-1944 (USA)
Fax: 206-522-3066
team@newground.net
www.newground.net

Date: 11/23/2007 ~~3~~ 4 **page(s), including cover**

Memo:

Re: Filing of Shareholder Proposal

Dear Ms. Santona,

Please see the attached letter and shareholder proposal.

Sincerely, . . . Bruce Herbert

RECEIVED
DEC 10 2008
LEGAL DEPT.

Newground
Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109
www.newground.net
(206) 522-1944

VIA FACSIMILE
630-623-0497

Wednesday, December 10, 2008

Gloria Santona
Executive Vice President, General Counsel and Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

Re: Shareholder Proposal Regarding Pesticide Use, for Inclusion in Proxy

Dear Ms. Santona:

We wish you well this holiday season, and congratulations on (& thank you for) our company's stable performance through decidedly challenging economic times.

Newground Social Investment and its clients monitor the social and financial implications of the policies and practices of companies in which we invest, thereby seeking to foster ever higher levels of economic, social, and environmental wellbeing for our clients as well as our portfolio companies.

Following up on requests for dialogue on the important issue of pesticide use relative to our company's operations (that has been initiated by others in our investor network), please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that Newground Social Investment is a sponsor of this proposal.

Newground acts on behalf of our client, Equality Network Foundation, who is the beneficial owner as defined in Rule 13d-3 of the above-mentioned Act, of 98 shares of common stock. A letter of verification confirming this ownership is available upon request. These shares have been held for more than a year as-of the filing deadline, and the shareholder will continue to hold the SEC-mandated requisite value of shares through the time of the annual meeting of shareholders. Also, as detailed within the SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution.

Ms. Santona, we very much hope to engage in dialogue on this issue with the hope of reaching a mutually agreeable understanding under which the proposal may be withdrawn. Fruitful action in this arena, we believe, will enhance our company's financial integrity, as well as its well-deserved reputation in the marketplace.

With every good wish for an enjoyable and uplifting holiday season, I thank you for your consideration of this matter.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary

cc: Interfaith Center on Corporate Responsibility (ICCR)
Enc: Shareholder Proposal on Pesticide Use

McDonald's Corporation : Reducing Use of Pesticides in Supply Chain

WHEREAS: McDonald's has stated an aspiration that product ingredients "be produced in ways that contribute positively to the development of sustainable agricultural and food manufacturing practices," yet our company has not systematically addressed the use of pesticides in its food sources;

McDonald's has a robust corporate social responsibility commitment with considerable accomplishments across a wide array of other environmental concerns such as packaging waste and energy use and has established a corporate code of conduct for its suppliers addressing child labor, compensation, and other significant social concerns;

Pesticides impose a heavy burden on farmworkers, adjacent communities, and the environment. Reducing pesticide use can reduce these burdens and production costs. Reduced pesticide use can also yield reputational benefits, since McDonald's markets heavily to children and their parents, and children are especially vulnerable to pesticides.

Sysco Corporation, which supplies Wendy's, Applebee's, and other restaurant providers, has established an Integrated Pest Management (IPM) Program that in its first three years reduced pesticide use by nearly 900,000 pounds. Sysco's program requires its suppliers to prepare IPM programs and employs third party auditors.

Campbell Soup Company has established promoting sustainable agriculture as a corporate priority and for more than twenty years has been implementing IPM practices for tomatoes grown in the United States and Mexico. Campbell's program, which has expanded to other crops, has produced cost savings and has reduced pesticide use on targeted farms by approximately 50%.

General Mills, since 1980, has reduced the pounds of insecticide applied to corn products by 70%, reduced insecticide applications by 40%, and reduced insect control costs by 37%. General Mills has also reduced the use of the most toxic pesticides in favor of less toxic pesticides, and has established future pesticide reduction goals.

In Idaho, a multi-stakeholder collaborative demonstration project has shown that mustard greens can be used successfully as a "bio-fumigant" instead of chemical pesticides to control insects and plant diseases affecting potato crops, at reduced cost.

In its longstanding commitment to pesticide use reduction, Gerber Products Company, the dominant baby foods producer in the United States, has supported successful apple IPM efforts that have prompted its growers to eliminate use of hazardous organophosphate insecticides in favor of lower risk pesticides and biological controls.

RESOLVED: We request that within one year the Board publish a report to shareholders on policy options for McDonald's to reduce pesticide use in its supply chain, at reasonable expense and omitting proprietary information.

Supporting statement: The proponents recommend that the report identify: those fruit and vegetable supply chains where pesticide use reduction and farmworker and community benefits are most promising; key performance indicators; incentives, technical assistance mechanisms, and other methods; and timetables and future goals. The report should also identify methods and best practices for monitoring farmworker and community health, treating and reducing farmworker exposure, and reporting publicly on these activities.

+ + +

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

December 19, 2008

__By Overnight Courier__

Mr. Bruce T. Herbert
Chief Executive
Newground Social Investment
2206 Queen Anne Ave. N
Suite 402
Seattle, WA 98109

Re: Shareholder Proposal Regarding Pesticide Use filed by the Equality Network Foundation ("ENF")

Dear Mr. Herbert:

We received your correspondence submitting the proposal referenced above on behalf of ENF. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), proof of ENF's ownership in McDonald's Corporation ("McDonald's") is required as part of the submission of the proposal. You need to provide proof that at the time of filing the proposal, ENF continuously held at least $2,000 in market value of McDonald's stock for at least one year.

In addition, we need a statement from the beneficial owner (ENF) of the McDonald's shares that it will continue to hold the required McDonald's shares through the date of the annual meeting of shareholders, as required by Rule 14a-8.

As set forth in Rule 14a-8, you must transmit proof of the items requested above within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Newground
Social Investment

2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109

www.newground.net
(206) 522-3066 fax
(206) 522-1944

RECEIVED
JAN 0 4 2009
LEGAL DEPT.

IMPORTANT FAX FOR:

Noemi Flores
Senior Counsel
McDonald's Corporation
Fax: 630-623-0497

From:

Bruce T. Herbert
Tel: 206-522-1944 (USA)
Fax: 206-522-3066
team@newground.net
www.newground.net

Date: 1/4/2009 **4 page(s), including cover**

Memo:

Re: Filing of Shareholder Proposal

Dear Ms. Flores,

Please see the attached letter and custodian's verification.

Sincerely, . . . Bruce Herbert

VIA FACSIMILE
630-623-0497

Wednesday, December 31, 2008

Noemi Flores
Senior Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

Re: 14a-8(b) Requirements

Dear Ms. Flores:

By this letter I affirm that Equality Network Foundation is the McDonald's Corporation shareholder who is filing the proposal received by the company on December 10, 2008.

Newground Social Investment acts on the Foundation's behalf, and in future you may rely and act on communication, instruction, authorization, and/or information from Newground as if originating from us.

Per your request dated December 19, 2008 (received December 23, 2008), I affirm that the Foundation intends to hold at least $2,000 worth of company stock through the time of the 2009 annual meeting. Related, the attached letter of verification from Charles Schwab Institutional attests to our continuous ownership of the shares for more than a year in compliance with SEC regulations.

Ms. Flores, I believe this fulfils all the requests made in your December 19, 2008 letter. Please inform Newground if you feel differently.

Sincerely,

Charles M. Gust
Authorized Agent

Equality Network Foundation
2505 – 3rd Ave, Suite 200
Seattle, WA 98121

Enc: Schwab Letter of Verification, dated 12/26/2008

charles SCHWAB INSTITUTIONAL

SI Team: NORTHWEST
Phone Number:
Fax Number: 877-283-2718

FAX to 206-522-1944

To: Bruce Herbert	Pages: Michelle
Phone: 563-405-7800	Date:
Subject:	

Attached is the documentation you requested. Please contact the phone number listed above if you have further questions.

MERGE W/ JOB 21385291

Attached is the documentation you requested. Please contact the phone number listed above if you have further questions.

The information contained in this communication is solely intended for the use of the addressee and may be confidential. Materials contained in this transmission are for informational purposes only and are not a recommendation, solicitation or an offer to buy or sell any securities or other instruments based on such securities. Information is obtained from sources believed to be reliable; however Schwab makes no other claim regarding its accuracy, completeness or reliability. Schwab does not assess the suitability, or give any assurance about the potential value of any particular investment or security. Any opinions expressed are subject to change without notice. The information herein is not intended to be used as the sole basis of investment decisions. Schwab, its affiliates, and/or their employees and/or directors may have positions in securities referenced herein; and may as principal or agent, buy from or sell to customers. Consultants to Schwab may have, or may have clients with positions in securities referenced herein. Schwab or its affiliates may perform or solicit investment banking or other services from any company mentioned in this material. Unauthorized use, disclosure or copying is strictly prohibited, and may be unlawful. If you have received this communication in error, please immediately contact the phone number listed above.

5/9/10
12/29/08

P.O. Box 52013, Phoenix, AZ 85072-2013

12/26/2008

Bruce T Herbert
Newground Social Investment
2206 Queen Anne Avenue N., Suite 402
Seattle, WA 98109

RE: Verification of McDonald Corporation Shares for Equity Network Foundation

To Whom It May Concern,

This letter is to verify that as of December 26, 2008, Equity Network Foundation has continuously held 98.000 shares of MC DONALDS CORP (MCD) common stock since September 26, 2007.

Sincerely,

Michelle Sogara
charlesSCHWAB INSTITUTIONAL

Schwab Institutional is a division of Charles Schwab & Co., Inc. ("Schwab"). Member SIPC.

Exhibit 3

Copy of the AFL-CIO Proposal and Correspondence

Facsimile Transmittal

Date: December 10, 2008

To: Gloria Santona, Secretary
McDonald's Corporation

Fax: 630-623-0497

From: Daniel Pedrotty

Pages: 4 (including cover page)

Attached is our shareholder proposal for the 2009 annual meeting.

RECEIVED
DEC 10 2008
LEGAL DEPT.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federa)n of Labor and Congress (Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY
PRESIDENT

RICHARD L. TRUMKA
SECRETARY-TREASURER

ARLENE HOLT BAKER
EXECUTIVE VICE PRESIDENT

Gerald W. McEntee
Michael Goodwin
Elizabeth Bunn
Joseph J. Hunt
Leo W. Gerard
John Gage
Andrea E. Brooks
Laura Rico
James C. Little
Mark H. Ayers
Randi Weingarten

Michael Sacco
William Lucy
Michael J. Sullivan
Clyde Rivers
Ron Gettelfinger
William H. Young
Larry Cohen
Robbie Sparks
Alan Rosenberg
Ann Converso, R.N.
Matthew Loeb

Frank Hurt
Robert A. Scardelletti
Harold Schaitberger
Cecil Roberts
James Williams
Vincent Giblin
Warren George
Nancy Wohlforth
Capt. John Prater
Richard P. Hughes Jr.
Jill Levy

Patricia Friend
R. Thomas Buffenbarger
Edwin D. Hill
William Burrus
John J. Flynn
William Hite
Gregory J. Junemann
Paul C. Thompson
Rose Ann DeMoro
Fred Redmond

December 10, 2008

Sent by FAX and UPS Next Day Air

Ms. Gloria Santona, Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523-1928

Dear Ms. Santona:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of McDonald's Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal"), as a co-filer with the International Brotherhood of Teamsters, at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,000 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Reducing Pesticide Use in the Supply Chain of McDonald's

WHEREAS: McDonald's Corporation has stated an aspiration that product ingredients "be produced in ways that contribute positively to the development of sustainable agricultural and food manufacturing practices," yet our company has not systematically addressed the use of pesticides in its food sources;

McDonald's has a robust corporate social responsibility commitment with considerable accomplishments across a wide array of other environmental concerns such as packaging waste and energy use and has established a corporate code of conduct for its suppliers addressing child labor, compensation, and other significant social concerns;

Pesticides impose a heavy burden on farm workers, adjacent communities, and the environment. Reducing pesticide use can reduce these burdens and production costs. Reduced pesticide use can also yield reputational benefits, since McDonald's markets heavily to children and their parents, and children are especially vulnerable to pesticides.

Sysco Corporation, which supplies Wendy's, Applebee's, and other restaurant providers, has established an Integrated Pest Management (IPM) Program that in its first three years reduced pesticide use by nearly 900,000 pounds. Sysco's program requires its suppliers to prepare IPM programs and employs third-party auditors.

Campbell Soup Company has established promoting sustainable agriculture as a corporate priority and for more than 20 years has been implementing IPM practices for tomatoes grown in the United States and Mexico. Campbell's program, which has expanded to other crops, has produced cost savings and has reduced pesticide use on targeted farms by approximately 50%.

Since 1980, General Mills has reduced the pounds of insecticide applied to corn products by 70%, reduced insecticide applications by 40%, and reduced insect control costs by 37%. General Mills has also reduced the use of the most toxic pesticides in favor of less toxic pesticides and has established future pesticide reduction goals.

In Idaho, a multi-stakeholder collaborative demonstration project has shown that mustard greens can be used successfully as a "bio-fumigant" instead of chemical pesticides to control insects and plant diseases affecting potato crops, at reduced cost.

In its longstanding commitment to pesticide use reduction, Gerber Products Company, the dominant baby foods producer in the United States, has supported successful apple IPM efforts that have prompted its growers to eliminate use of hazardous organophosphate insecticides in favor of lower-risk pesticides and biological controls.

RESOLVED: We request that within one year the Board publish a report to shareholders on policy options for McDonald's to reduce pesticide use in its supply chain, at reasonable expense and omitting proprietary information.

Supporting Statement

The proponents recommend that the report identify: those fruit and vegetable supply chains where pesticide use reduction and farm worker and community benefits are most promising; key performance indicators; incentives, technical assistance mechanisms, and other methods; and timetables and future goals. The report should also identify methods and best practices for monitoring farm worker and community health, treating and reducing farm worker exposure, and reporting publicly on these activities.

We urge shareholders to vote FOR this proposal.

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

December 17, 2008

By Overnight Courier

Ms. Vineeta Anand
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Shareholder Proposal Regarding Pesticide Use in the Supply Chain submitted by AFL-CIO Reserve Fund ("AFL-CIO")

Dear Ms. Anand:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), proof of the AFL-CIO's ownership in McDonald's Corporation ("McDonald's") is required as part of its submission of the proposal referenced above. You need to provide proof that at the time of filing the proposal, the AFL-CIO continuously held at least $2,000 in market value of McDonald's stock for at least one year.

As set forth in Rule 14a-8, you must transmit proof of the items requested above within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 22, 2008

Ms. Gloria Santona, Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523-1928

Dear Ms. Santona:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,000 shares of common stock (the "Shares") of McDonald's Corporation., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our particip***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan

Lawrence M. Kaplan
Vice President

RECEIVED
DEC 23 2008
LEGAL DEPT.

cc: Daniel F. Pedrotty
Director, Office of Investment

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

January 5, 2009

By Overnight Courier

Ms. Vineeta Anand
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Shareholder Proposal Regarding Pesticide Use in the Supply Chain submitted by AFL-CIO Reserve Fund ("AFL-CIO")

Dear Ms. Anand:

We received a letter from the AFL-CIO's bank, Amalgatrust, dated December 22, 2008 (a copy of which is enclosed), which provides that "the AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above." Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), the letter from Amalgatrust must provide that the "Shares" were continuously held for at least one year by the date that the AFL-CIO submitted its shareholder proposal (December 10, 2008), not over one year prior to December 22, 2008 (the date of the letter sent by Amalgatrust). Please provide a revised letter from Amalgatrust that provides that the AFL-CIO continuously held the "Shares" for at least one year by the date that it submitted its shareholder proposal.

As set forth in Rule 14a-8, you must transmit proof of the item requested above within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630).623-6637

Enclosure (Rule 14a-8)
Amalgatrust Letter dated December 22, 2008

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8776

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 22, 2008

Ms. Gloria Santona, Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523-1928

Dear Ms. Santona:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,000 shares of common stock (the "Shares") of McDonald's Corporation., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account #***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year from the date that the shareholder proposal was submitted, and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

RECEIVED
JAN 08 2009
LEGAL DEPT.

cc: Daniel F. Pedrotty
Director, Office of Investment